Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended December 31, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	Quarter ended on December 31, 2016		Quarter ended on December 31, 2015
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	3,735,859	538,541	2,926,451	421,861
Cost of goods sold	(2,717,159)	(391,691)	(2,234,311)	(322,086)
Gross profit	1,018,700	146,850	692,140	99,775
Other operating income	43,605	6,286	25,798	3,719
Research and development costs	(187,345)	(27,007)	(122,478)	(17,656)
Selling, general and administrative costs	(495,650)	(71,450)	(433,276)	(62,459)
Operating profit	379,310	54,679	162,184	23,379
Finance costs	(11,298)	(1,629)	(22,067)	(3,181)
Share of profit of associates	445	64	188	27
Share of profit of joint ventures	1,788	258	16,316	2,352
Profit before tax	370,245	53,372	156,621	22,577
Income tax expense	(51,433)	(7,414)	(57,729)	(8,322)
Profit for the period	318,812	45,958	98,892	14,255
Attributable to:
Equity holders of the parent	226,029	32,583	59,004	8,505
Non-controlling interests	92,783	13,375	39,888	5,750
	318,812	45,958	98,892	14,255
Net earnings per common share
Basic	5.55	0.80	1.50	0.22
Diluted	5.55	0.80	1.50	0.22
Unit sales	75,849		60,143

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2016		December 31, 2015
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	13,664,840	1,969,849	13,733,437	1,979,737
Cost of goods sold	(10,700,655)	(1,542,548)	(10,942,865)	(1,577,464)
Gross profit	2,964,185	427,301	2,790,572	402,273
Other operating income	95,355	13,746	19,337	2,788
Research and development costs	(588,007)	(84,764)	(506,955)	(73,080)
Selling, general and administrative costs	(1,504,360)	(216,860)	(1,497,774)	(215,911)
Operating profit	967,173	139,423	805,180	116,070
Finance costs	(79,683)	(11,487)	(116,351)	(16,773)
Share of profit of associates	456	66	245	35
Share of loss of joint ventures	(4,068)	(586)	(2,936)	(423)
Profit before tax	883,878	127,416	686,138	98,909
Income tax expense	(160,270)	(23,104)	(176,818)	(25,489)
Profit for the year	723,608	104,312	509,320	73,420
Attributable to:
Equity holders of the parent	515,737	74,346	341,108	49,171
Non-controlling interests	207,871	29,966	168,212	24,249
	723,608	104,312	509,320	73,420
Net earnings per common share
Basic	12.89	1.86	8.81	1.28
Diluted	12.89	1.86	8.81	1.28
Unit sales	320,424		364,567

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the years ended December 31, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	As of December 31, 2016 (Unaudited)		As of December 31, 2015 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	4,052,957	584,252	3,842,123
Trade and bills receivables	7,059,179	1,017,613	7,178,513
Inventories	1,663,878	239,856	1,711,330
Trade and bills payables	4,666,950	672,762	3,841,756
Short-term and long-term interest bearing loans and borrowings	910,406	131,239	2,455,704
Equity attributable to equity holders of the parent	7,683,834	1,107,660	7,239,617

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